SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 1


                                 Six Flags, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.025 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    83001P109
            --------------------------------------------------------
                                 (CUSIP Number)


                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 2, 2004
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                                  --------------------
CUSIP No. 83001P109                SCHEDULE 13D             Page 2
--------------------------                                  --------------------


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1    NAME OF REPORTING PERSON
     Red Zone LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     20-1475706
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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                7     SOLE VOTING POWER
                      0 shares of Common Stock
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         8,150,000 shares of Common Stock
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0 shares of Common Stock
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      8,150,000 shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,150,000 shares of Common Stock
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.76%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO
--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No. 83001P109                SCHEDULE 13D             Page 3
--------------------------                                  --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Daniel M. Snyder
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0 shares of Common Stock
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         8,150,000 shares of Common Stock
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0 shares of Common Stock
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                        8,150,000 shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,150,000 shares of Common Stock
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.76%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN
--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No. 83001P109                SCHEDULE 13D             Page 4
--------------------------                                  --------------------

INTRODUCTION

This Amendment No. 1 (this "Amendment") relates to the Schedule 13D filed on behalf of Red Zone LLC, a Delaware limited liability company ("Red Zone"), and Daniel M. Snyder, an individual ("Mr. Snyder") (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on August 30, 2004 (the "Schedule 13D"), relating to shares of common stock, par value $.025 per share, of Six Flags, Inc. (the "Company").

Item 4 of the Schedule 13D is amended and supplemented as follows:


Item 4.     Purpose of Transaction.

On September 2, 2004, Red Zone, on behalf of the Reporting Persons, delivered a letter to the independent members of the Board of Directors of the Company. The letter, among other things, expressed Mr. Snyder's desire to meet with members of the Board of Directors to discuss ways to improve the Company's performance. A copy of the letter is attached to this Amendment as Exhibit 2.


Item 7.     Materials to be Filed as Exhibits.

The following exhibits are filed with this Amendment:

EXHIBIT 2 Letter, dated September 2, 2004, from Red Zone LLC to the Independent Members of the Board of Directors of Six Flags, Inc.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            September 2, 2004


RED ZONE LLC

By:  /s/ Daniel M. Snyder
     -------------------------------------
     Name:  Daniel M. Snyder
     Title:  Managing Member


/s/ Daniel M. Snyder
------------------------------------------
Daniel M. Snyder

                                                                       EXHIBIT 2


                                  RED ZONE, LLC
                            21300 Redskins Park Drive
                             Ashburn, Virginia 20147



September 2, 2004

Independent Members of the Board of Directors
Six Flags, Inc.
c/o Six Flags, Inc.
122 East 42nd Street
New York, NY  10168

Gentlemen:

As you may know from the Schedule 13D that was recently filed on behalf of Red Zone LLC ("Red Zone") with the Securities and Exchange Commission, Red Zone is the beneficial owner of approximately 8.76% of the outstanding common stock of Six Flags, Inc. (the "Company"). On Wednesday, Sept. 1, 2004, I spoke with Kieran Burke, the Company's Chief Executive Officer, and requested a meeting to discuss ways to improve the Company's performance. Mr. Burke stated that he could not agree to meet without first speaking to his lawyers. I have not heard from Mr. Burke since our brief telephone conversation. I trust that he has advised you of my investment in the Company and my concern about its performance.

Since current management of the Company apparently feels its time is better spent speaking with attorneys rather than exploring ways to improve shareholder value, I am writing to request a meeting with the non-officer outside directors of the Company's Board of Directors. I am very concerned about the consistently disappointing performance of the Company. This must be addressed immediately - shareholders should not have to suffer through one more period of poor financial performance or one more announcement that the Company will miss its expected numbers. In addition, in light of the seasonal nature of the business, it is critical that current sales, marketing, and operating practices be corrected quickly in time to impact operating performance in coming seasons. Accordingly, I would like to meet with the Board of Directors to discuss several measures that the Company should consider implementing in order to increase revenues and decrease expenses.

Due to the urgency of this matter, I am available to meet with the members of the Board of Directors immediately and would like to do so as soon as possible, wherever and whenever is most convenient for the members of the Board of Directors.

I look forward to hearing from you promptly.

RED ZONE LLC

By:   /s/ Daniel M. Snyder
      ------------------------------------
      Name:  Daniel M. Snyder
      Title:  Managing Member



Karl Swanson                                                Norman Chirite, Esq.
703-726-7135                                                        703-726-7170